UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                                (Amendment No. 3)

                     Keystone Consolidated Industries, Inc.
                     --------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    493422307
                                    ---------
                                 (CUSIP Number)

                                February 12, 2008
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

                Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                           ------------------------
CUSIP No.  493422307                    13G             Page 2 of 7 Pages
-----------------------------                           ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,237,500
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,237,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,237,500
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

-----------------------------                           ------------------------
CUSIP No.  493422307                    13G             Page 3 of 7 Pages
-----------------------------                           ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Daniel S. Loeb
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             1,237,500
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            1,237,500
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,237,500
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           12.1%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

-----------------------------                           ------------------------
CUSIP No.  493422307                    13G             Page 4 of 7 Pages
-----------------------------                           ------------------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Third Point Offshore Fund, Ltd.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Cayman Islands
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             828,625
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                     ------ ----------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            828,625
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           828,625
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.2%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 3 to Schedule 13G (this "Amendment No. 3") is being filed pursuant to Rule 13d-2(d) under the Securities Exchange Act of 1934, as amended (the "Act"), to amend the Schedule 13G filed on September 29, 2006 (as amended by Amendment No. 1 thereto filed on February 13, 2007, Amendment No. 2 thereto filed on February 13, 2008, and this Amendment No. 3, the "Schedule 13G"). Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Schedule 13G.

     This Amendment No. 3 reflects an increase in the Reporting Persons' beneficial ownership, determined in accordance with Rule 13d-3 under the Act, resulting from the distribution by the Company to its shareholders of 0.25 of a subscription right for each share of Common Stock held. As described further in the Company's Prospectus on Form 424B3 as filed with the U.S. Securities and Exchange Commission on February 12, 2008 (the "Prospectus"), each whole subscription right will entitle the holder to purchase one share of Common Stock at a subscription price of $10.00.

Item 4:   Ownership:

     Item 4 is hereby amended and restated as follows:

     The beneficial ownership of Common Stock by the Reporting Persons, as of the date hereof, is as follows:

  A. Third Point LLC
     ---------------
     (a) Amount beneficially owned: 1,237,500
     (b) Percent of class: 12.1%. This percentage is based upon a total of 10,247,500 shares of Common Stock outstanding, calculated as the sum of (i) 10,000,000 shares of Common Stock issued and outstanding as of February 11, 2008, as reflected in the Prospectus (the "Reported Share Number") and (ii) 247,500 shares of Common Stock issuable upon the exercise of the Reporting Persons' subscription rights distributed by the Company under the Prospectus.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: 0
          (ii) Shared power to vote or direct the vote: 1,237,500
          (iii) Sole power to dispose or direct the disposition: 0
          (iv) Shared power to dispose or direct the disposition: 1,237,500

  B. Daniel S. Loeb
     --------------
     (a) Amount beneficially owned: 1,237,500
     (b) Percent of class: 12.1%. This percentage is based upon a total of 10,247,500 shares of Common Stock outstanding, calculated as the sum of (i) the Reported Share Number and (ii) 247,500 shares of Common Stock issuable upon the exercise of the Reporting Persons' subscription rights distributed by the Company under the Prospectus.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: 0
          (ii) Shared power to vote or direct the vote: 1,237,500
          (iii) Sole power to dispose or direct the disposition: 0
          (iv) Shared power to dispose or direct the disposition: 1,237,500

  C. Third Point Offshore Fund, Ltd.
     -------------------------------
     (a) Amount beneficially owned: 828,625
     (b) Percent of class: 8.2%. This percentage is based upon a total of 10,165,725 shares of Common Stock outstanding, calculated as the sum of (i) the Reported Share Number and (ii) 165,725 shares of Common Stock issuable upon the exercise of the Offshore Fund's subscription rights distributed by the Company under the Prospectus.
     (c) Number of shares as to which such person has:
          (i) Sole power to vote or direct the vote: 0
          (ii) Shared power to vote or direct the vote: 828,625
          (iii) Sole power to dispose or direct the disposition: 0
          (iv) Shared power to dispose or direct the disposition: 828,625


Item 10: Certification:

     Each of the Reporting Persons hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



                         [Signatures on following page]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 29, 2008



                                  THIRD POINT LLC

                                  By: Daniel S. Loeb, Chief Executive Officer


                                  By: /s/ Keith Waller
                                      -----------------------------------------
                                       Name:   Keith Waller
                                       Title:  Attorney-in-Fact




                                  THIRD POINT OFFSHORE FUND, LTD.

                                  By: Daniel S. Loeb, Director


                                 By: /s/ Keith Waller
                                      -----------------------------------------
                                       Name:   Keith Waller
                                       Title:  Attorney-in-Fact




                                  DANIEL S. LOEB


                                 By: /s/ Keith Waller
                                      -----------------------------------------
                                       Name:   Keith Waller
                                       Title:  Attorney-in-Fact



               [SIGNATURE PAGE TO AMENDMENT NO. 3 TO SCHEDULE 13G
             WITH RESPECT TO KEYSTONE CONSOLIDATED INDUSTRIES, INC.]